UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed, GCL Global Holdings Ltd. (“GCL” or the “Company”) entered into a Securities Purchase Agreement (the “SPA”) dated May 21, 2025 with an accredited investor (the “Buyer”, and together with the Company, the “Parties”). Pursuant to the SPA, the Company issued and sold to the Buyer original issue discount senior convertible notes in the aggregate original principal amount of $5,430,000 (the “Notes”) which are convertible into ordinary shares of the Company (the “Shares”). To date, the Buyer has converted some of the principal and accrued interests of the Notes into an aggregate of 2,645,024 Shares.

In April 2026, the Company redeemed, in part, the then-outstanding Notes for approximately $3.18 million pursuant to the terms of the Notes. The Parties also entered into that certain Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”), pursuant to which, the remaining balance of the Notes was exchanged for a warrant to purchase 1,125,000 Shares at an initial exercise price of $8.00 per share, subject to full-ratchet anti-dilution adjustments and other price protections (the “Warrant”) in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). The Parties have also agreed to, among other things, waive any right to consummate any Additional Closing or cause the Company to issue Additional Notes, pursuant to the terms of the SPA.

The foregoing descriptions of the Exchange Agreement and the Warrant do not purport to be complete and are qualified in their entireties by, the full text of the Exchange Agreement and the Warrant, which are filed herewith as Exhibit 4.1 and 10.1, respectively, to this Current Report on Form 6-K (the “Report”), and is incorporated herein by reference.

On April 29, 2026, the Company issued a press release relating to entry into a Memorandum of Understanding for global publishing rights of an upcoming game. A copy of the press release is being furnished as Exhibit 99.1 hereto.

Exhibits

4.1	Form of Warrant
10.1	Form of Amendment, Waiver and Exchange Agreement
99.1	Press release dated April 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 29, 2026

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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